Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
American Woodmark Corporation

        We consent to the incorporation by reference in the Registration Statement Form S-8 pertaining to the American Woodmark Corporation Investment Savings Stock Ownership Plan of our reports dated June 12, 2006, with respect to the consolidated balance sheets of American Woodmark Corporation as of April 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years then ended, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in the 2006 Annual Report on Form 10-K of American Woodmark Corporation.

/s/ KPMG LLP Roanoke, Virginia March 28, 2007